Exhibit 99.8

CONSENT OF DIRECTOR NOMINEE

In connection with the filing by Ambitious Entertainment, Inc. (the “Company”) of a registration statement on Form S-1 and all subsequent amendments and post-effective amendments or supplements thereto (the “Registration Statement”), with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of shares of common stock of the Company, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of the Company in the Registration Statement. I also consent to the filing of this consent as an exhibit to the Registration Statement and any amendments thereto.

Dated: May 15, 2026

/s/ Chuyun Chen
Name: Chuyun Chen